Exhibit 99.1

INVESTING IN CHANGE

QUARTERLY REPORT 1

FOR THE 3-MONTH PERIOD ENDED MARCH 31, 2012

TABLE OF CONTENTS

3	Financial summary
4	The business environment in the first quarter of 2012
9	Financial overview
9	Significant facts and developments
13	Supplemental information on non-IFRS measures
15	Financial results for the 3-month periods ended March 31, 2012 and 2011
18	Business highlights
19	Business segment review
24	Other items analysis
25	Liquidity and capital resources
26	Consolidated financial position as at March 31, 2012 and December 31, 2011
26	Near-term outlook
32	Unaudited condensed interim consolidated financial statements

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”) and should be read in conjunction with the Corporation’s consolidated financial statements and accompanying notes for the three-month period ended March 31, 2012 and 2011. Information contained herein includes any significant developments as at May 9, 2012, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices and indications, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.
•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.
•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.
•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•

The specific items excluded from OIBD include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

TO OUR SHAREHOLDERS

CASCADES REPORTS FIRST QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $891 million (compared to $913 million in Q4 2011 (-2%) and $774 million in Q1 2011 (+15%))

•	Excluding specific items
•	EBITDA of $72 million (compared to $51 million in Q4 2011 (+41%) and $37 million in Q1 2011 (+95%))
•	Net earnings per share of $0.04 (compared to a net loss of $0.04 in Q4 2011 and net earnings of $0.01 in Q1 2011)

•	Including specific items
•	EBITDA of $75 million (compared to $37 million in Q4 2011 (+103%) and $30 million in Q1 2011 (+150%))
•	Net earnings per share of $0.06 (compared to net earnings of $0.05 in Q4 2011 and a net loss of $0.08 in Q1 2011)

•	Net debt of $1,524 million (compared to $1,485 million as at December 31, 2011), including $173 million of non-recourse debt

STRATEGIC INITIATIVES

•	Acquisition of the corrugated boxes converting and warehousing facilities of Bird Packaging Limited located in Ontario.

•	Announcement of investments of $30 million and closures of three plants as part of the consolidation of our corrugated products sector in Ontario.

•	Consolidation of our honeycomb packaging manufacturing operations with the announced closure of Cascades Enviropac in Toronto.

•	Announcement of the closure of the Trenton containerboard mill effective June 1, 2012.

FINANCIAL SUMMARY

Selected consolidated information (in millions of Canadian dollars, except amounts per share)	Q1 2012	Q1 2011	Q4 2011
Sales	891	774	913

Excluding specific items[1]
Operating income before depreciation and amortization (OIBD or EBITDA)	72	37	51
Operating income	26	1	-
Net earnings (loss)	4	1	(4)
per common share	$0.04	$0.01	$(0.04)
Cash flow from continuing operations (adjusted)	48	15	40

As reported
Operating income before depreciation and amortization (OIBD or EBITDA)[1]	75	30	37
Operating income (loss)	29	(6)	(14)
Net earnings (loss)	6	(8)	5
per common share	$0.06	$(0.08)	$0.05
Cash flow from continuing operations (adjusted)[1]	48	15	35

Note	1 - see the supplemental information on non-IFRS measures.

The first quarter financial results are a significant improvement over the previous quarter and the same period last year. This performance is below our expectations due to a low level of productivity of our Containerboard manufacturing operations. Our Tissue Papers Group continues to perform well and our Specialty Products Group shows improved results. During this past quarter, we benefited from lower recycled fibre costs and average selling prices have held for most of our products despite volatile demand. Continuing to implement our action plan, we have been particularly active with restructuration and capital allocation measures aimed at modernizing our operating units.The actions taken by our team reflect our commitment to improve profitability and efficiency in an increasingly competitive market.

ALAIN LEMAIRE

President and Chief Executive Officer

THE BUSINESS ENVIRONMENT

IN THE FIRST QUARTER OF 2012

EXCHANGE RATES AND ENERGY COSTS

Cascades’ results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, as well as by energy prices.

In the first quarter of 2012, the Canadian currency weaken slightly against the US dollar averaging 2% less than during the same quarter of last year but gaining 2% compared the last quarter of 2011. Against the Euro, our currency gained 3% compared to Q1 2011 and 5% compared to Q4 2011.

As for energy costs, natural gas spot prices continued to slide for a third consecutive quarter losing 23% during the first quarter of the current year and averaging 33% less than during the first quarter of 2011. The price of crude oil has increased steadily since 2009 and gained another 12% during the first quarter of the current year. It was 11% higher in Q1 2012 than during the same period last year.

	2010					2011	2012	Change Q1 2012 Q1 2011	Change Q1 2012 Q4 2011
Averages	Year	Q1	Q2	Q3	Q4	Year	Q1
Foreign exchange rates
US$/CAN$	0.971	1.014	1.033	1.021	0.977	1.011	0.999	-2%	2%
EURO/CAN$	0.733	0.742	0.718	0.723	0.725	0.727	0.762	3%	5%
Energy prices
Natural gas Henry Hub (US$/mmBtu)	4.39	4.10	4.31	4.19	3.55	4.04	2.74	-33%	-23%
Crude oil WTI (US$/barrel)	77.32	90.41	103.88	91.89	89.87	94.01	100.51	11%	12%

DEMAND

U.S. CONTAINERBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE

To start 2012, the economic environment is slightly better than it was in the first quarter of 2011 and the U.S. containerboard industry’s production increased by 3% over the same period last year. It remained relatively unchanged compared to the fourth quarter of last year. The industry’s capacity utilization rate averaged 96% in Q1 2012.

Source: RISI

U.S. CONTAINERBOARD INVENTORIES AT BOX PLANTS AND MILLS

In the first quarter, inventories of containerboard rose in January and February due to the usual seasonality. However, in March, they came down to 4.2 weeks of supply. This was 5% higher than in March 2011 but mostly in line with historical levels for this time of the year.

Source: Fiber Box Association

U.S. FOLDING COATED RECYCLED BOXBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE1

After a drop in Q4 2011, demand in the North American coated recycled boxboard industry picked up slightly and the U.S. production increased by 2% in the first quarter of 2012 compared to the previous quarter. However this level is down 1% compared to the same period last year. The industry’s capacity utilization rate1 was 96% in Q1 2012.

1 Capacity estimated by Cascades.

Source: RISI

EUROPEAN INDUSTRY’S ORDER INFLOW OF COATED RECYCLED BOXBOARD (WLC) FROM EUROPE

(5-WEEK WEEKLY MOVING AVERAGE, IN METRIC TONNES)

In Europe, the destocking phenomenon experienced at the end of 2011 seems to be over and demand for both coated virgin and recycled boxboard grades has been improving during the month of March 2012. The recycled board market witnessed important mill downtimes during the Holiday season that lasted until the beginning of January. Order books are replenishing and lead times are growing as the market seems to recover. Major suppliers have announced price hikes for Q2 2012.

Source: CEPI Cartonboard

U.S. TISSUE PAPER INDUSTRY PRODUCTION (PARENT ROLLS) AND CAPACITY UTILIZATION RATE

Manufacturing production in the U.S. tissue paper industry is strong to begin 2012 with mills running at high operating rate and a tight parent roll market. The capacity utilization rate stood at 96% during the quarter. Compared to the previous quarter, manufacturing production and converting product shipments are up 3%. In comparison to the same period last year, the increase is also 3%.

Source: RISI

U.S. RECYCLED FIBRE EXPORTS TO CHINA (ALL GRADES)

New Chinese paper production capacity continues to have a significant impact on the volume of recycled fibre sent to China. After two months in 2012, U.S. recycled fibre shipments to China were 15% higher than during the same period of last year.

Source: RISI

SELLING PRICES

AND RAW MATERIAL COSTS

On the selling price front for our manufacturing operations, Cascades’ North American price index in US$ remained stable during the first quarter of 2012 compared to the previous quarter. Better US prices in the containerbard and boxboard segments more than offset stable prices in Specialty Products prices and a 3% decline in Tissue Paper prices, mostly related to a less favorable product mix. Year over year, the price index is 3% higher due to price increases which were implemented after the first quarter of 2011 in the boxboard and tissue sectors.

On the European front, prices have decreased by approximately 8% in Canadian dollar terms compared to the last quarter of 2011 as the Canadian dollar strengthen against the Euro, the negative impact of the economic environment on boxboard prices and a different product mix due to increased shipments overseas.

Our North American raw material index for the first quarter of 2012 reflects the recycled fibre cost decline that started in November 2011 due to a slower export market and low seasonal utilization. Our cost for sorted office paper (SOP) was 12% lower during the first quarter of 2012 than during the previous quarter and 27% lower than during the same period last year. The corresponding declines for the cost of OCC were 20% and 22% respectively.

The result is a wider average spread in US$ between the selling price index for our manufacturing operations and our raw material index which increased by 3% compared to the fourth quarter of 2011 (+1% in Canadian dollar). In comparison to the same period of last year, the spread in US$ was 15% higher (+17% in Canadian dollar).

[1]

The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.

2 The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in short tons). This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2010					2011	2012	Change Q1 2012/Q1 2011		Change Q1 2012/Q4 2011
	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	(units)	(%)	(units)	(%)
Selling prices
Cascades North American US$ index (index 2005 = 1,000)[1]	1,186	1,238	1,250	1,267	1,272	1,256	1,271	34	3%	–	–%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard–20pt. Clay coated news (transaction)	828	880	917	920	920	909	920	40	5%	–	–%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	639	690	716	716	718	710	698	8	1%	-20	-3%
Virgin coated duplex boxboard (GC2) index[3]	1,055	1,155	1,151	1,152	1,155	1,153	1,141	-14	-1%	-14	-1%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	625	640	640	640	640	640	640	–	–%	–	–%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	595	610	610	610	610	610	610	–	–%	–	–%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard–20pt. Bending chip (transaction)	619	667	675	670	670	670	670	3	1%	–	–%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	743	748	768	812	725	763	663	-85	-11%	-62	-9%
Unbleached kraft paper, Grocery bag 30-lb.	1,022	1,025	1,093	1,110	1,150	1,095	1,110	85	8%	-40	-3%
Uncoated white 50-lb. offset, rolls	914	930	955	947	930	940	923	-7	-1%	-7	-1%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)[4]	1,619	1,631	1,662	1,718	1,664	1,669	1,612	-19	-1%	-52	-3%
Raw materials
Cascades North American US$ index (index 2005 = 300)[5]	421	471	494	512	410	472	387	-83	-18%	-23	-6%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (New England)	149	182	178	179	155	174	152	-30	-17%	-4	-2%
Special news, no. 8 (ONP - Chicago & NY average)	88	128	139	135	103	126	85	-43	-34%	-18	-18%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	214	223	263	283	164	233	145	-78	-35%	-18	-11%
Europe (Euro/tonne)
Recovered paper index[6]	120	146	158	147	107	140	113	-33	-23%	6	6%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	960	970	1,027	993	920	978	873	-97	-10%	-47	-5%
Bleached hardwood kraft Northern mixed, East U.S.	856	820	850	823	738	808	714	-106	-13%	-24	-3%
WOODCHIPS – Conifer eastern Canada (US$/odmt)	123	123	125	125	134	127	130	7	6%	4	-3%

Sources: RISI, Random Lengths, Dow Jones and Cascades.

[1]	See note 1 page 7.
[2]	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.
[3]	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.
[4]	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
[5]	See note 2 page 7

[6]	The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009.

MANAGEMENT’S

DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW

The Corporation encountered many challenges in 2011 over which it did not have control as we continued to face challenging business conditions due to the rapid inflation of our production costs which was not offset by selling price increases. However, during the second half of 2011, selling price increases were implemented in all of our segments except for Containerboard. The appreciation of the Canadian dollar against the U.S. dollar was 4% stronger on average in 2011 compared to 2010. This increase had a significant impact on the Corporation’s sales when converted into Canadian dollars as a significant portion of our selling prices is derived from U.S. dollar-based price indexes. In addition, recycled fibre costs continued to impact our operating margins and they reached historical highs during the third quarter of 2011. On the other hand, the Corporation benefited, in 2011, from the full consolidation of Reno de Medici S.p.A. (RdM) starting from the second quarter. Finally, actions taken during the year 2011 in accordance with our strategic plan should increase our profitability in the near term (see the “Significant facts and developments” section in the 2011 Annual Report for more details).

In the first quarter of 2012, we were able to fully benefit from lower raw material costs that had begun falling in the fourth quarter of 2011. This had a favourable impact on our results as well as the increase in our average selling prices in some of our sectors. Excluding the impact of our business acquisitions and disposals of the last twelve months, our shipments were lower compared to last year.

For the three-month period ended March 31, 2012, the Corporation posted net earnings of $6 million, or $0.06 per share, compared to a net loss of $8 million, or ($0.08) per share for the same period in 2011. Excluding specific items, which are discussed in detail on page 16 to 17, net earnings stood at $4 million or $0.04 per share, compared to $1 million or $0.01 per share in the same period in 2011. Sales in 2012 increased by $117 million, or 15.1%, to reach $891 million, compared to $774 million in the first quarter of 2011. The Corporation recorded an operating income of $29 million compared to an operating loss of $6 million in the first quarter of 2011. Excluding specific items, operating income increased by $25 million to $26 million, compared to $1 million in the first quarter of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

SIGNIFICANT FACTS AND DEVELOPMENTS

i.

On April 2, 2012, the Corporation announced the acquisition of Bird Packaging Limited’s containerboard converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario. This acquisition will allow the Containerboard Group to broaden its market reach in Ontario by integrating plants that benefit from an excellent reputation amongst their customers and to add a team of skilled people.

ii.	On April 12, 2012, the Corporation announced the closure of its Norampac containerboard mill located in Trenton, Ontario.

iii.

On April 25, 2012, the Corporation announced the consolidation of the Containerboard Group corrugated product plants in Ontario, Canada translating into investment of $30 million in the Vaughan, St. Mary’s, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation will result in the permanent closure of three plants, in Mississauga, in North York and in Peterborough, specialized in converting corrugated products, scheduled at the end of 2012. Production from these plants should gradually be redirected to other converting plants in Ontario.

iv.

In the first quarter of 2012, the Corporation invested $19 million in Greenpac Mill LLC (Greenpac) in relation to the construction of its containerboard manufacturing segment in New York State, (U.S.), in partnership with third parties. Once completed as planned, it’s anticipated to increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. The Greenpac mill will be built for an estimated cost of US$430 million on property located adjacent to an existing Containerboard Group facility in Niagara Falls, NY. It is planned for Greenpac to manufacture a light-weight linerboard made with 100% recycled fibres on a single machine measuring 328 inches wide with an annual production capacity of 540,000 short tons. This machine will be one of the largest in North America and will include numerous technological advances, making it a unique project of its kind. So far, the project is on time and on budget. The production is planned to begin during the third quarter of 2013. Financing for the project was finalized at the end of June 2011 and the interest of the Corporation in the project is 59.7% as at March 31, 2012. The total estimated contribution by the Corporation is US$99 million (including a temporary bridge loan of $15 million), which has been completed in April 2012 ($84 million invested as of March 31, 2012). This investment is accounted for using the equity method.

v.

In 2007, the Corporation entered into a combination agreement with RdM, a publicly traded Italian corporation that is the second largest recycled boxboard producer in Europe. The combination agreement was amended in 2009 and provides, among other things, that RdM and Cascades are granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills belonging to Cascades (the “Virgin Assets”). RdM may exercise its call option 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2011, by Cascades to RdM. Cascades may exercise its put option 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2012, by Cascades to RdM. The Corporation is also granted the right to require that all of the call option price or put option price, as the case may be, be paid in newly issued common shares of RdM. As at March 31, 2012, the call option and put option has not been exercised.

vi.

In addition to this agreement, the Corporation entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. On April 7, 2011, the acquisition of RdM shares on the open market for a total interest of 40.95% which combined with the enforceable call option triggered the business combination of RdM into Cascades. As a result, the Corporation started to fully consolidate the results and financial position of RdM on that date with a non-controlling interest of 59.05%. Prior to the second quarter, our share of the results of RdM was accounted for using the equity method. Our share in the equity of RdM stood at 45.03% as of March 31, 2012. As at March 31, 2012, the call option and put option has not been exercised.

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2010					2011					2012
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1
OPERATIONAL
Total shipments (in ‘000 of s.t.)[1]
Packaging
Containerboard	408	402	414	388	1,612	383	352	327	310	1,372	290
Boxboard Europe[2]	54	57	49	52	212	57	318	269	253	897	278
Specialty Products[3]	102	101	98	92	393	97	98	95	87	377	98
	564	560	561	532	2,217	537	768	691	650	2,646	666
Tissue Papers[4]	121	132	134	131	518	124	134	130	125	513	130
Total	685	692	695	663	2,735	661	902	821	775	3,159	796
Integration rate
Packaging
Containerboard	51%	59%	55%	54%	55%	53%	53%	54%	52%	53%	58%
Specialty Products (paper only)	3%	4%	5%	5%	4%	5%	4%	5%	5%	5%	5%
Tissue Papers	56%	56%	55%	55%	56%	58%	57%	58%	69%	60%	72%
	45%	50%	47%	47%	47%	47%	46%	47%	49%	47%	63%
Capacity utilization rate[5]
Packaging
Containerboard	94%	96%	94%	89%	93%	92%	89%	89%	93%	91%	88%
Boxboard Europe	88%	93%	80%	85%	87%	93%	94%	86%	84%	88%	92%
Specialty Products (paper only)	85%	85%	81%	77%	82%	80%	79%	78%	69%	77%	78%
Tissue Papers[6]	93%	95%	93%	93%	93%	91%	93%	90%	87%	90%	94%
Total	92%	94%	91%	87%	91%	90%	90%	87%	86%	88%	89%
Energy cons.[7] — GJ/ton	11.97	10.50	10.60	11.39	11.11	12.64	10.65	10.50	12.90	11.38	11.86
Work accidents[8] — OSHA frequency rate	5.00	5.00	4.90	4.80	4.93	4.50	4.70	4.50	4.30	4.50	3.20
FINANCIAL
Return on assets[9]
Packaging
Containerboard	12%	12%	12%	12%	12%	11%	9%	7%	6%	6%	7%
Boxboard Europe	6%	7%	7%	7%	7%	9%	9%	8%	7%	7%	7%
Specialty Products	14%	14%	14%	13%	13%	11%	10%	8%	7%	7%	7%
Tissue Papers	23%	20%	17%	15%	15%	14%	13%	12%	11%	11%	11%
Consolidated return on assets	11.5%	11.2%	11.0%	10.6%	10.6%	9.9%	8.7%	7.4%	6.5%	6.5%	7.1%
Return on capital employed[10]	4.6%	4.4%	4.1%	3.8%	3.8%	3.4%	2.6%	2.1%	1.3%	1.3%	1.9%
Working capital[11]
In millions of $, at end of period	502	558	553	503	503	526	565	564	510	510	536
% of sales[12]	13.3%	15.1%	15.1%	13.9%	13.9%	14.5%	14.4%	14.5%	13.2%	13.2%	14.2%

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

[2]	Starting in Q2 2011, shipments take into account the full consolidation of RdM.

[3]	Industrial packaging and specialty papers shipments.

[4]	Starting in Q4 2011, shipments take into account the acquisition of Papersource.

[5]	Defined as: Shipments/Practical capacity. Paper manufacturing only.

[6]	Defined as: Manufacturing internal and external shipments/Practical capacity.

[7]	Average energy consumption for manufacturing mills only, excluding RdM.

[8]	Excluding RdM.

[9]

Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM. LTM numbers for the 2010 calculation have not been restated for IFRS adjustments.

[10]

Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.

[11]

Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. Starting in Q2 2011, it excludes Dopaco and includes RdM. LTM numbers for the 2010 calculation have not been restated for IFRS adjustments.

[12]	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.

HISTORICAL FINANCIAL INFORMATION

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(In millions of Canadian dollars, unless otherwised noted)	2010					2011					2012
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1
Sales
Packaging
Containerboard	347	369	390	353	1,459	344	333	317	299	1,293	284
Boxboard Europe	52	51	49	55	207	62	256	221	206	745	204
Specialty Products	192	198	195	201	786	202	219	224	206	851	202
Inter-segment sales	(25)	(24)	(24)	(27)	(100)	(27)	(28)	(27)	(22)	(104)	(18)
	566	594	610	582	2,352	581	780	735	689	2,785	672
Tissue Papers	197	218	226	212	853	199	218	221	233	871	229
Inter-segment sales and Corporate activities	(4)	(4)	(4)	(11)	(23)	(6)	(7)	(9)	(9)	(31)	(10)
	759	808	832	783	3,182	774	991	947	913	3,625	891
Operating income (loss)
Packaging
Containerboard	16	26	38	(3)	77	(4)	4	(1)	(24)	(25)	8
Boxboard Europe	1	3	(8)	2	(2)	3	13	(2)	(4)	10	4
Specialty Products	10	9	12	5	36	1	2	2	(17)	(12)	5
	27	38	42	4	111	–	19	(1)	(45)	(27)	17
Tissue Papers	8	14	15	8	45	–	7	8	37	52	21
Corporate activities	(16)	(7)	(25)	(5)	(53)	(6)	(5)	–	(6)	(17)	(9)
	19	45	32	7	103	(6)	21	7	(14)	8	29
OIBD excluding specific items[1]
Packaging
Containerboard	33	46	55	36	170	19	20	27	19	85	21
Boxboard Europe	2	2	–	4	8	5	17	10	10	42	13
Specialty Products	16	17	18	12	63	7	12	13	2	34	11
	51	65	73	52	241	31	49	50	31	161	45
Tissue Papers	19	24	24	23	90	10	16	18	28	72	33
Corporate activities	(11)	(4)	(3)	(3)	(21)	(4)	(3)	11	(8)	(4)	(6)
	59	85	94	72	310	37	62	79	51	229	72
Net earnings (loss)	1	28	24	(12)	41	(8)	122	(20)	5	99	6
Excluding specific items[1]	4	26	33	17	80	1	(9)	(2)	(4)	(14)	4
Net earnings (loss) per share (in dollars)
Basic	$0.01	$0.29	$0.25	$(0.12)	$0.43	$(0.08)	$1.27	$(0.21)	$0.05	$1.03	$0.06
Basic, excluding specific items[1]	$0.04	$0.27	$0.35	$0.17	$0.83	$0.01	$(0.09)	$(0.02)	$(0.04)	$(0.14)	$0.04
Cash flow from operations (adjusted)[1] including discontinued operations	51	54	84	54	243	22	14	60	35	131	48
Cash flow from discontinued operations (adjusted)[1]	(11)	(13)	(13)	(13)	(50)	(7)	2	–	–	(5)	–
Cash flow from continuing operations (adjusted)[1]	40	41	71	41	193	15	16	60	35	126	48
Excluding specific items	43	41	72	41	197	15	17	61	40	133	48
Net Debt[2]	1,454	1,508	1,462	1,397	1,397	1,445	1,298	1,370	1,485	1,485	1,524
Cascades North American US$ selling price index (2005 index = 1,000)[3]	1,106	1,180	1,223	1,234	1,186	1,238	1,250	1,267	1,267	1,256	1,271
Cascades North American US$ raw materials index (2005 index = 300)[3]	426	409	397	451	421	470	492	512	409	471	387
US$/CAN$	$0.96	$0.97	$0.96	$0.99	$0.97	$1.01	$1.03	$1.02	$0.98	$1.01	$1.00
Natural Gas Henry Hub — US$/mmBtu	$5.30	$4.09	$4.38	$3.80	$4.39	$4.10	$4.31	$4.19	$3.55	$4.04	$2.74

Sources: Bloomberg and Cascades.

[1]	See “Supplemental information on non-IFRS measures.”

[2]	Defined as total debt less cash and cash equivalents and cash reserved for business acquisition.

[3]	See note 1 and 2 on page 7.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	kishore kunal M	kishore kunal M
(in millions of Canadian dollars)	Q1 2012	Q1 2011
Net earnings (loss) attributable to Shareholders for the period	6	(8)
Net loss (earnings) from discontinued operations for the period	2	(6)
Net loss attributable to non-controlling interest	(1)	–
Share of results of associates and joint ventures	(2)	(8)
Provision for (recovery of) income taxes	1	(14)
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	5
Financing expense	25	25
Operating income (loss)	29	(6)
Specific items:
Loss (gain) on disposals and others	(1)	1
Impairment charges	–	1
Closure and restructuring costs	–	3
Unrealized loss (gain) on financial instruments	(2)	2
	(3)	7
Operating income - excluding specific items	26	1
Depreciation and amortization	46	36
Operating income before depreciation and amortization - excluding specific items	72	37

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

	kishore kunal M1	kishore kunal M1	kishore kunal M1	kishore kunal M1
(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)		Net earnings (loss) per share1
	Q1 2012	Q1 2011	Q1 2012	Q1 2011
As per IFRS	6	(8)	$0.06	$(0.08)
Specific items :
Loss (gain) on disposals and others	(1)	1	$(0.01)	$0.01
Impairment charges	–	1	–	$0.01
Closure and restructuring costs	–	3	–	$0.02
Unrealized loss (gain) on financial instruments	(2)	2	$(0.01)	$0.02
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	5	$(0.02)	$0.04
Included in discontinued operations, net of tax	2	(1)	$0.02	$(0.01)
Tax effect on specific items and other tax adjustments[1]	1	(2)	–	–
	(2)	9	$(0.02)	$0.09
Excluding specific items	4	1	$0.04	$0.01

[1]	Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

The following table reconciles cash flow provided by (used for) operating activities with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	Q1 2012	Q1 2011
Cash flow provided by (used for) operating activities	24	(12)
Changes in non-cash working capital components	24	27
Cash flow (adjusted) from operations	48	15
Specific items, net of current income tax	–	–
Excluding specific items	48	15

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q1 2012	Q1 2011
Cash flow provided by (used for) operating activities	24	(12)
Changes in non-cash working capital components	24	27
Depreciation and amortization	(46)	(36)
Income taxes paid	4	3
Net financing expense paid	15	17
Gain (loss) on disposals and others	1	(1)
Impairment charges and other restructuring costs	–	(4)
Unrealized gain (loss) on financial instruments	2	(2)
Others	5	2
Operating income (loss) from continuing operations	29	(6)
Depreciation and amortization	46	36
Operating income before depreciation and amortization	75	30

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

SALES

Sales rose by $117 million to $891 million versus $774 million in the first quarter of 2011, of which $183 million is due to the full consolidation of RdM starting from the second quarter of 2011 but was partly offset by the effect of sold and closed operations that occurred in 2011 (see the 2011 Annual Report for more details) and by the 2% depreciation of the Canadian dollar over the U.S. dollar. Total shipments increased by 21%. Excluding the impact of the full consolidation of RdM and other acquisitions and disposals, our shipments were down by 3.9% compared to the first quarter of 2011.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $29 million in the first quarter of 2012 compared to an operating loss of $6 million in the same period of 2011, resulting mainly from lower raw material costs, higher selling prices, the positive impact due to the full consolidation of RdM and the acquisition of the additional 50% of shares of Papersource Converting Mill Corp. These positive impacts were partly offset by lower volumes (excluding business acquisitions and disposals), higher labour and freight costs as well as higher variable costs. The operating income margin for the quarter increased to 3%, compared to (1%) in the same period of 2011. Excluding specific items, the operating income stood at $26 million in the first quarter of 2012, compared to $1 million in the same period of 2011, an increase of $25 million.

The main variances in operating income (loss) in the first quarter of 2012 compared to the same period in 2011 are shown below:

[1]

The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

[2]

The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.

[3]

Cost improvements and other items includes the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.

[4]	Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 19 to 24).

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND DISCONTINUED OPERATIONS

The Corporation incurred some specific items in the first quarters of 2012 and 2011 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by sector is as follows:

				For the 3-month period ended March 31, 2012
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	8	4	5	21	(9)	29
Depreciation and amortization	16	9	6	12	3	46
Operating income (loss) before depreciation and amortization	24	13	11	33	(6)	75
Specific items:
Gain on disposals and others	(1)	–	–	–	–	(1)
Unrealized gain on financial instruments	(2)	–	–	–	–	(2)
	(3)	–	–	–	–	(3)
Operating income (loss) before depreciation and amortization – excluding specific items	21	13	11	33	(6)	72
Operating income (loss) – excluding specific items	5	4	5	21	(9)	26

				For the 3-month period ended March 31, 2011
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(4)	3	1	–	(6)	(6)
Depreciation and amortization	17	1	6	10	2	36
Operating income (loss) before depreciation and amortization	13	4	7	10	(4)	30
Specific items:
Loss on disposals and others	1	–	–	–	–	1
Impairment charges	1	–	–	–	–	1
Closure and restructuring costs	3	–	–	–	–	3
Unrealized loss on financial instruments	1	1	–	–	–	2
	6	1	–	–	–	7
Operating income (loss) before depreciation and amortization – excluding specific items	19	5	7	10	(4)	37
Operating income (loss) – excluding specific items	2	4	1	–	(6)	1

DISCONTINUED OPERATIONS

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim.

LOSS (GAIN) ON DISPOSALS AND OTHERS

In the first quarters of 2012 and 2011, the Corporation recorded the following loss and gain:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2012	2011
Gain on disposal of property, plant and equipment	(1)	–
Loss on disposal of a business	–	1
	(1)	1

2012

On March 23, 2012, the Containerboard Group sold a vacant piece of land located next to the Vaudreuil’s corrugated containerboard plant and recorded a gain of $1 million on the disposal.

2011

On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the debt assumed by the acquirer in the amount of €5 million ($7 million) and the selling price balance of €5 million ($7 million), which will be received over a maximum of three years. The Corporation recorded a loss of $1 million on the disposal.

IMPAIRMENT CHARGES, CLOSURE AND OTHER RESTRUCTURING COSTS

The following impairment charges and closure and restructuring costs were recorded in the first quarters of 2012 and 2011:

	For the 3-month periods ended March 31,
	2012		2011
(in millions of Canadian dollars)	Impairment charges	Closure and restructuring costs	Impairment charges	Closure and restructuring costs
Containerboard – Corporate	–	–	1	–
Containerboard – Leominster	–	–	–	3
	–	–	1	3

2011

Following the announcement of the closure of its Leominster converting plant and the consolidation of its operations in New England, USA, the Containerboard Group recorded closure and other restructuring costs totalling $3 million.

The Containerboard Group also recorded an impairment of $1 million on other assets.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first quarter of 2012, the Corporation recorded an unrealized gain of $2 million (Q1 2011 – unrealized loss of $2 million) on certain financial instruments not designated as hedging instruments. The unrealized loss during the first quarter of 2011 also includes a $1 million unrealized loss resulting from a put and call agreement reached between the Corporation and Industria E Innovazione (see “Significant facts and developments” section for more details on this agreement).

BUSINESS HIGHLIGHTS

Over the past two years, the Corporation completed several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.

The following transactions that occurred in 2012 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

CLOSURE, RESTRUCTURING AND DISPOSAL

2012

CONTAINERBOARD GROUP

On April 12, 2012, the Corporation announced the closure of its Norampac Containerboard mill located in Trenton, Ontario.

On April 25, 2012, the Corporation announced the consolidation in the Containerboard Group of its corrugated product plants in Ontario, Canada translating into investment of $30 million in the Vaughan, St. Mary’s, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation will result in the permanent closure of three plants, in Mississauga, in North York and in Peterborough, specialized in converting corrugated products, scheduled at the end of 2012.

The announcements of these closures are considered non-adjusting events and therefore has no financial statements impacts for the three-month period ended March 31, 2012. The assessment of the impairment charges and the closure and restructuring costs related will be performed during the second quarter of 2012.

SPECIALTY PRODUCT GROUP

On February 22, 2012, the Corporation announced the permanent closure of Cascades Enviropac, located in Toronto.

2011

CONTAINERBOARD GROUP

On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France.

On March 10, 2011, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (USA) converting activities. The Leominster’s plant was closed in May 2011 and operations have been transferred to other containerboard converting plants.

On May 2, 2011, the Corporation closed the sale of Dopaco, its converting business for the quick-service restaurant industry.

On June 23, 2011, the Corporation sold its Versailles mill and its Hebron converting activities.

On September 20, 2011, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. The closure was effective in December 2011 and the production was redirected to other Containerboard Group facilities. The Burnaby mill, land and building were sold on October 17, 2011.

On October 12, 2011, the Group announced the closure of its Le Gardeur converting plant. The operations have been transferred to other containerboard converting plants.

BUSINESS ACQUISITIONS

2012

CONTAINERBOARD GROUP

On April 2, the Corporation announced the acquisition of Bird Packaging Limited’s converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario.

2011

BOXBOARD EUROPE GROUP

On April 7, 2011, the Corporation reached a share ownership of 40.95% in RdM, a recycled boxboard manufacturing leader based in Europe. Since the second quarter of 2011, the Corporation has fully consolidated RdM with a non-controlling interest, as at December 31, 2011, of 55.69% considering its ownership of 44.31%. In 2012, the Corporation acquired an additional 4.65% of RdM’s outstanding shares on the open market. The Corporation’s share in the equity of RdM stood at 45.03% as at March 31, 2012, with a corresponding non-controlling interest of 54.97%.

SPECIALTY PRODUCT GROUP

On April 6, 2011, the Corporation acquired the flexible film for packaging products activities of NorCan Flexible Packaging Inc., based in Ontario. Total interest held in the subsidiary is now 50% of outstanding shares with a non-controlling interest of 50%.

On May 31, 2011, the Corporation acquired the recovery and recycling activities of Genor Recycling Services Limited, based in Ontario.

On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, USA.

TISSUE GROUP

On November 1, 2011, the Group announced that it had finalized the acquisition of 50% of the shares that it did not hold in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec.

BUSINESS SEGMENT REVIEW

PACKAGING

CONTAINERBOARD (See page 37 for information about “Segmented Information”)

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price2				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011
As reported	284	344	8	(4)	24	13	290	379	548	576	548	585	690	699
Specific items			(3)	6	(3)	6
Excluding specific items			5	2	21	19

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

[2]	Average selling price and Price reference are a weighted average of virgin and recycled containerboard shipments in the manufacturing segment only.

The main variances in operating income (loss) for the Containerboard Group are shown below:

For notes 1 to 4, see definition on page 15.

The Containerboard Group’s sales decreased by $60 million to $284 million in 2012 compared to $344 million in 2011. Excluding the effect of the different plants sold and closed in the course of 2011, the decrease is reduced to $7 million. The contraction in sale is mainly due to lower external shipments in the manufacturing sector. Indeed, with the closure of the Burnaby mill, the group further integrated its operations thus reducing shipments available for external customer. The conversion sector increased its shipments by 1.5% in the corrugated products business and by 18% in its folding carton activities when excluding the effect of plants sold and closed. Overall, the volume decline took away $20 million of sales. On the other hand, the average selling price of the Containerboard Group increased primarily due to the mills’ external volume that now represents 31% of the consolidated shipments compared to 36% last year (on a same plant basis). Since the mills are selling at a lower price than the converting units, this change in the mix of products sold created a favourable impact.

In the manufacturing segment, sales decreased by $56 million to $147 million (excluding the intercompany eliminations). The sale of the Avot-Vallée and Versailles mills, together with the closure of the Burnaby mill, accounts for $52 million of the reduction. The containerboard mills saw their average selling price increase by $7 CAN/s.t. mainly because of a reduction in the shipments made on the export market which went from 6.7% in 2011 to nil in 2012. The combined effect of a reduced offer, following the closure of the Burnaby mill, and an increase in the demand from the group’s converting plants allowed the containerboard mills to not only reduce export sales but run without taking any downtime. For the same period last year, 7 days (2,800 s.t.) of downtime were taken. Notwithstanding the foregoing, overall shipments were down by 3% (on a same plant basis) as some of the mills experienced production difficulties during the quarter. The boxboard mills also benefited from better selling prices and a favourable mix of products. However, following the loss of an important client in one of the mills, shipments decreased by 12% (on a same plant basis). Management is currently working on a plan to allow this mill to develop new products and markets. In the meantime, 22 days (8,000 s.t.) of downtime were taken during the quarter compared to 3 days (1,200 s.t.) last year. The lower shipments in both the containerboard and boxboard mills resulted in the loss of $9 million of sales while better selling prices generated $3 million of additional revenues. Finally, the Canadian dollar had a favourable impact of $1 million.

In the converting sector, sales decreased by $11 million to $221 million (excluding the intercompany eliminations). If it had not been for the sale of the Hebron folding carton plant and the closure of the Leominster corrugated products plant, sales would have increased by $3 million. On a same plant basis, the Folding Carton shipments increased by 18% due to additional business from new customers. In the corrugated sector, shipments increased by 1.4% while U.S. and Canadian industry shipments increased respectively by 0.5% and 1.4%. Overall shipments growth in the converting sector resulted in $8 million of additional sales. This additional volume resulted in lower selling prices, as the market is currently extremely competitive. Indeed, in order to renew contracts with our current customers and get additional volumes from new ones, price reductions were necessary. The Canadian corrugated products industry recorded a decrease of 2.5% in its average selling price. Our corrugated products average selling price decreased by 2.1%. Price reductions in the converting sector created a negative impact of $6 million on sales.

Operating income increased by $12 million to $8 million in 2012 compared to an operating loss of $4 million in 2011. Excluding specific items, operating income increased by $3 million to $5 million in 2012 compared to $2 million in 2011. Selling prices contributed for $9 million to the operating income. As stated before, the favourable impact created by better manufacturing selling prices along with a favourable mix of products following the decrease of the mill’s external shipments weight over consolidated shipments was greater than the negative impact created by lower selling prices in the converting units. The piece of raw materials was also an important contributor to the operating income. Indeed, the containerboard mills benefited from lower market prices for recycled fibre. As for the converting units, the raw materials price remained relatively unchanged. Overall, raw materials generated $5 million of additional operating income. The favourable impact created by the selling and raw materials prices was partially reversed by a drop in shipments. As mentioned before, while the converting units were able to increase their volumes, mills’ external shipments were down. The net impact of the volume reduction amounted to $6 million. Finally, all variable costs were negatively impacted by the further integration level of the manufacturing and converting activities. Since more tonnage was kept within the group, costs were spread over fewer units. Variable costs excluding raw materials is collectively took away $9 million of operating income.

The Corporation incurred some specific items in the first quarters of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 16 to 17 for more details and reconciliation.

BUSINESS SEGMENT REVIEW

PACKAGING

BOXBOARD EUROPE (See page 37 for information about “Segmented Information”)

	Sales		Operating income		OIBD		Shipments1		Average selling price2				Price reference2
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in euros/unit)		(in euros/unit)
	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011
As reported	204	62	4	3	13	4	278	57	751	1,081	572	802	705	1,048
Specific items			–	1	–	1
Excluding specific items			4	4	13	5

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

[2]

Average selling price and Price reference include RdM recycled boxboard activities starting in Q2 2011. Average selling price and Price reference are a weighted average of virgin and recycled boxboard shipments.

The main variances in operating income for the Boxboard Europe Group are shown below:

For notes 1 to 4, see definition on page 15.

Sales in Europe reached $204 million for the first quarter of 2012, compared to $62 million in 2011, an increase of $142 million. The full consolidation of RdM had a positive impact on sales of $155 million, but excluding that effect, lower shipments and selling prices had respectively a negative impact of $8 million and $1 million.

Operating income increased by $1 million, from $3 million in 2011 to $4 million in 2012. Excluding specific items, operating income stayed the same. As mentioned earlier, we started to consolidate RdM in the second quarter of 2011. When we compare the results of the first quarter of 2012 with last year, the full consolidation of RdM had a positive impact of $1 million on operating income. Lower raw material and energy costs had a positive impact on profitability while selling prices and mix, lower volumes and other variable costs had a negative impact on operating income in 2012.

The Corporation incurred some specific items in the first quarter of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 16 to 17 for more details and reconciliation.

BUSINESS SEGMENT REVIEW

PACKAGING

SPECIALTY PRODUCTS

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price2				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011
As reported	202	202	5	1	11	7	98	97	930	923	929	936	898	874
Specific items			–	–	–	–
Excluding specific items			5	1	11	7

[1]	Elimination of business sector intercompany shipments are excluded from shipments.

[2]	Average selling price is for paper manufacturing mills only.

The main variances in operating income for the Specialty Products Group are shown below:

For notes 1 to 4, see definition on page 15.

The Specialty Products group sales remained stable at $202 million for the first quarter of 2012 compared to 2011. Sales in the Recovery and Recycling activities decreased by $10 million which is mainly attributable to the decrease in waste paper prices. Sales for the Industrial Packaging sector slightly increased by $2 million due to the product mix and a higher average selling price. The Specialty Papers sector is showing an increase of $1 million in sales compared to 2011, attributable to higher volume. For the group, the acquisitions net of disposals in 2011 positively impacted sales by $7 million.

Operating income for 2012 is $5 million which represents a $4 million increase compared to 2011. This increase mostly comes from our Specialty Papers sector, more specifically our de-inked pulp operations, as they have been positively impacted by lower waste paper prices and higher volume. Profitability decrease in the Recovery and Recycling sector is mainly attributable to the decrease in waste paper prices as reflected in the sales. Operating income in our Consumer Product Packaging sector has slightly increased by $1 million, mainly explained by lower raw material prices in our Plastic divisions. Overall, a positive impact on selling price and mix of $2 million has improved profitability during the first quarter of 2012 compared to the same period last year.

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

	Sales		Operating income		OIBD		Shipments1		Average selling price				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011
As reported	229	199	21	–	33	10	130	124	1,764	1,595	1,761	1,617	1,612	1,631
Specific items			–	–	–	–
Excluding specific items			21	–	33	10

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in operating income for the Tissue Group are shown below:

For notes 1 to 4, see definition on page 15.

The Tissue group’s sales increased by $30 million, or 15%, to $229 million in 2012, compared to $199 million in 2011. The significant growth versus prior year is mainly driven by the business acquisition +9% (+$18 million) of the remaining 50% shares of Papersource Converting Mill Corp. The remaining 6% organic growth is driven by higher selling price +4% (+$8 million), favourable mix +0.6% ($1 million) and favourable currency impact +1.3% (+$3 million).

Shipments increased 4% year over year to 130,000 tons due to business acquisition impact. Excluding this acquisition, the Away From Home (AFH) volume increase (+1.7%) has completely offset the volume reduction in parent rolls (-1.3%) and retail markets (-0.4%). The growth in AFH is mainly driven by the napkins and bath tissue categories sold on the U.S. market.

The average selling price increase of +9% (+$159/s.t.) in the first quarter of 2012 is a combined effect of higher integration rate due to the business acquisition +4.6% (+$9.5 million) and prices increases effect announced in 2011 in each market +4% (+$8 million). AFH and the Consumer Product generated 2.6% (+$5 million) of growth while parent rolls sales price increase has positively impacted the quarter results by +1.4% (+$3 million). The remaining difference is due to the favourable currency impact +1.3% ($2.6 million) and a favourable mix due to higher converted product sold +0.6% ($1.3 million).

Operating income significantly increased to reach $21 million for the first quarter of 2012 compared to nil for the same period in 2011. The main favourable variances comes from the 2011 selling price increase in all markets for +$9 million, recycle and virgin fibre deflation for +$9 million and business acquisition for $4 million while operational efficiency in first quarter of 2012 offset inflation in other variable costs.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $46 million in the first quarter of 2012, compared to $36 million for the same period last year. The increase is due to the full consolidation of RdM that started during the second quarter of 2011 which contributed to an expense of $8 million in the period. The impairment charges recorded at the end of 2011 decreased the depreciation and amortization expense but these have been offset by capital investments completed in the last twelve months.

FINANCING EXPENSE

The financing expense remained stable to $25 million in the first quarter of 2012 compared to that same amount in the same period last year. The disposal of the Dopaco assets in May 2011 led to a decrease in financing expenses. These were however offset by the effect of the full consolidation of RdM, the acquisition of Papersource and the capital investment made in 2011.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first quarter of 2012, the Corporation recorded a gain of $2 million on its US$-denominated debt and related financial instruments, compared to a loss of $5 million in the same period of 2011. This is composed of a gain of $3 million (2011–$2 million gain) on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a loss of $1 million (2011–$7 million loss) on foreign exchange forward contracts not designated as hedging instruments.

PROVISION FOR INCOME TAXES

In the first quarter of 2012, the Corporation recorded an income tax charge of $1 million (Q1 2011 – recovery of $14 million) for an effective tax rate of 17%. The income tax charge was favourably impacted by the non-taxable portion of the foreign exchange gain on long-term debt and financial instruments. Excluding this favourable impact and other specific items, the income tax rate would have been 30%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries — notably the United States, France and Italy — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 27% to 35%.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public Corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. It also includes the results of our joint ventures, including our interest in RdM until the first quarter of 2011. During the second quarter of 2011, the Corporation started to fully consolidate RdM and consequently ceased to record its share of results (see the “Significant facts and developments” section for more details.)

The results of our joint ventures were as follows for the 3-month periods ended March 31, 2012 and 2011:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2012	2011
Condensed statement of earnings
Sales, net of intercompany	21	99
Cost of sales and expenses	17	90
Depreciation and amortization	1	4
Operating income	3	5
Financing expenses	–	1
Net earnings before income tax	3	4
Income tax	1	1
Net earnings	2	3

NET EARNINGS

In the first quarter of 2012, the Corporation posted net earnings of $6 million, or $0.06 per share, compared to a net loss of $8 million, or ($0.08) per share in the same period of 2011. After excluding the specific items, the Corporation realized net earnings of $4 million, or $0.04 per share in the first quarter of 2012, compared to $1 million, or $0.01 per share in the same period of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $24 million in liquidity in the first quarter of 2012, compared to a $12 million use of liquidity in the same period of 2011. Changes in non-cash working capital components required $24 million in funds in the first quarter of 2012, compared to $27 million in the same period of 2011. The first and the second quarters of the year normally require cash for working capital purposes due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place for the forthcoming summer mainly in our Tissue business. An increase of recycled fibre inventory also explains a portion of the negative variation.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $48 million in the first quarter of 2012, compared to $15 million in the same period of 2011.

This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in the first quarter of 2012 required total cash resources of $80 million for net cash outflow for capital expenditure projects ($43 million), other assets and investments in associates and joint ventures ($23 million) and cash reserved for business acquisition ($14 million).

PURCHASES OF PROPERTY PLANT AND EQUIPMENT

Capital expenditures projects paid during the first quarter of 2012 amountedto $48 million. New capital expenditure projects started in 2012 amounted to $33 million. Capital expenditures by sector were as follows:

The major capital projects in the first quarter of 2012 are as follows:

CONTAINERBOARD

$4 million as a deposit in order to acquire two new presses and a new conveyor to increase production capacity, profitability and productivity.

$2 million for motorized conveyors in our Drummondville, Québec, plant that will automate the processes and reduce production costs, waste and risk of accidents.

$1 million for a new transformer at our Niagara Falls plant, in Ontario, that will increase productivity.

SPECIALTY PRODUCTS

$1 million for a new extruder in our Rollpack plant in France that will increase our production capacity reduce freight and offer a wider variety of products.

$1 million for a new baler in our Recovery and Recycling plant in Winnipeg, Manitoba, to improve productivity and reduce waste.

TISSUE PAPER

$6 million for a new converting line of production at our Papersource plant in Quebec that will increase our capacity and productivity.

CORPORATE

$1 million for seven new tractors in our Transport division in order to increase the transportation capacity. These tractors are produce to emit less pollutant emissions and are more fuel efficient.

INCREASE IN OTHER ASSETS AND INVESTMENT IN ASSOCIATES AND JOINT VENTURES

In the first quarter of 2012, the Corporation also invested in other assets and investments in associates and joint ventures for $23 million. The main investments are as follows:

$6 million for modernization of our financial information system to an ERP information technology system of which $2 million is financed through a loan agreement and will be reimbursed over a period of three years.

$19 million for our Greenpac project (see “Significant facts and developments” section for more details) in partnership with third parties in our Containerboard manufacturing segment.

Following the announcement of the acquisition of Bird Packaging, the Corporation set aside $14 million for the transaction.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

UNSECURED SENIOR NOTES

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). No gain or loss resulted from this transaction.

The Corporation also redeemed 512,200 of its common shares on the open market in the first quarter of 2012, pursuant to a normal-course issuer bid, for an amount of $2 million.

In the first quarter of 2012, we continued to increase our ownership in RdM by acquiring 0.72% of the outstanding shares for an amount of $0.5 million. Our ownership, excluding any other agreements, stood at 45.03% as at March 31, 2012. Since we have fully consolidated RdM since the second quarter, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction.

Including the $4 million in dividends paid out during the first quarter of 2012, financing activities from continuing operations generated $55 million in liquidity.

CONSOLIDATED FINANCIAL POSITION AS AT MARCH 31, 2012 AND DECEMBER 31, 2011

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2012	2011
Working capital[1]	536	510
% of sales[2]	14.2%	13.2%
Bank loans and advances	97	90
Current portion of long-term debt	56	49
Long-term debt	1,396	1,358
Total debt	1,549	1,497
Equity attributable to Shareholders	1,024	1,029
Total equity attributable to Shareholders and debt	2,573	2,526
Ratio of total debt/total equity attributable to Shareholders and debt	60.2%	59.3%
Shareholders’ equity per share (in dollars)	$10.88	$10.87

[1]	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

[2]	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations, fulfill its capital expenditure program and pay for its investment in Greenpac. Capital expenditure requests for 2012 are initially approved at approximately $150 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. The Corporation has capital projects in the works that could be approved if business conditions are favourable, which could lead to capital expenditures in the range of $225 to $250 million in 2012. As at March 31, 2012, the Corporation had $378 million (net of letters of credit in the amount of $9 million) available through its $750 million credit facility.

Since the end of the first quarter of 2012, we have issued $18 million in new letters of credits related to the Greenpac project which should remain in place until the completion of the project which is expected in the third quarter of 2013.

NEAR-TERM OUTLOOK

Looking ahead in the near-term, the economic environment is difficult but seems to be gaining momentum in North America which is encouraging as we enter what have been historically our two strongest quarters of the year. We have identified and fixed certain of our operational issues which should enable operations to produce in line with usual standards. Moreover we are starting to see the benefits of the measures we have taken to improve our portfolio of assets, a good example being the Tissue Papers Group. In Europe, the economic uncertainty poses unique challenges in the short term but we believe we have the right platform to face this situation. We will likely continue to face high variable costs and a strong Canadian dollar. After a slight increase in the beginning of the year, we expect the pricing environment for recycled fibre to be more favourable during the next quarter.

CAPITAL STOCK INFORMATION

As at March 31, 2012, issued and outstanding capital stock consisted of 94,134,965 common shares (94,647,165 as at December 31, 2011), and 5,436,816 stock options were issued and outstanding (5,693,429 as at December 31, 2011). In the first quarter of 2012, no options were exercised, none were forfeited and 256,613 expired.

As at May 9, 2012, issued and outstanding capital stock consisted of94 115 665 common shares and 5 436 816 stock options.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A) IMPAIRMENT

In determining the recoverable amount of an asset or a Cash Generating Unit (CGU), the Corporation uses several key assumptions, based on external information on the industry when available and including, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information on the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS

Growth rates

The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as Gross Domestic Product (“GDP”) growth and inflation, as well as industry and market trends.

Discount rates

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

Foreign exchange rates

Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of foreign exchange rates.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.

B)   INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation’s results in the relevant year.

C)   EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.

Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

D)   ENVIRONMENTAL CLEAN-UP COSTS

The Corporation expenses environmental disbursements related to existing conditions caused by past or current operations from which no future benefit is discernible. The Corporation’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Corporation determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties when it is probable that such parties are legally responsible or financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may differ from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Corporation to reassess the expected impact of these environmental matters.

E)   COLLECTIBILITY OF ACCOUNTS RECEIVABLE

In order to record its accounts receivable at their net realizable value, the Corporation must assess their “collectibility”. A considerable amount of judgment is required in making this assessment, including a review of the receivables’ aging and each customer’s current creditworthiness. The Corporation has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Corporation’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

NEW ACCOUNTING STANDARDS

NOT YET ADOPTED

IFRS 9–FINANCIAL INSTRUMENTS

IFRS 9 was issued in November 2009 and contains requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments—Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Corporation has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Corporation: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Corporation has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 10–CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11–JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities–Non-monetary Contributions by Venturers.

IFRS 12–DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13–FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IAS 19–EMPLOYEE BENEFITS

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in other comprehensive income as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

IAS 1–PRESENTATION OF FINANCIAL STATEMENTS

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

AMENDMENTS TO OTHER STANDARDS

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

IFRS 7–FINANCIAL INSTRUMENTS DISCLOSURES

IFRS 7 requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to masternetting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. They have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Reno De Medici S.p.A. (“RdM”). The design and evaluation of the operating effectiveness of RdM’s disclosure controls and procedures and internal control over financial reporting will be completed within a 12 month period from the date of acquisition and as of this day, we are satisfied with the progress being made.

Unaudited financial information pertaining to RdM and included in the Corporation’s unaudited condensed interim consolidated financial statements as at March 31, 2012 is as follows:

For the 3-month period ended March 31, 2012 (in millions of Canadian dollars) (unaudited)
Results of RdM
Sales	154
Cost of sales and expenses	144
Depreciation and amortization	9
Operating income	1
Financing expense	1
Loss before income tax and other	–
Income tax	1
Share of results of associates and joint ventures	(1)
Net loss including non-controlling interest for the period	(2)
Net loss attributable to non-controlling interest	(1)
Net loss attributable to Shareholders for the period	(1)

For the 3-month period ended March 31, 2012 (in millions of Canadian dollars) (unaudited)
Cash flows from RdM:
Cash flows generated (used) from:
Operating activities	(11)
Investing activities	(3)
Financing activities	12
Change in cash and cash equivalents during the period	(2)

As at March 31, 2012 (in millions of Canadian dollars) (unaudited)
Balance sheet of RdM:
Current assets	242
Long-term assets	326
Current liabilities	244
Long-term liabilities	132
Non-controlling interest	106

Subject to the limitation hereinabove mentioned, the DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of ICOFR as at March 31, 2012, based on the framework established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s internal control over financial reporting was effective at that date.

During the quarter ended March 31, 2012, there were no changes to the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its ICOFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Page 51 to 58 of our Annual Report for the year ended December 31, 2011 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		11	12
Cash reserved for business acquisition[1]		14	–
Accounts receivable		553	535
Current income tax assets		25	24
Inventories		530	516
Financial assets		30	6
Assets held for sale		11	12
		1,174	1,105
Long-term assets
Investments in associates and joint ventures		243	219
Property, plant and equipment		1,689	1,703
Intangible assets		185	185
Financial assets		12	25
Other assets		45	44
Deferred income tax assets		122	119
Goodwill and others		329	328
		3,799	3,728
Liabilities and Equity
Current liabilities
Bank loans and advances		97	90
Trade and other payables		545	539
Current income tax liabilities		3	2
Current portion of provisions for contingencies and charges		2	5
Current portion of financial liabilities and other liabilities		83	20
Current portion of long-term debt	5	56	49
		786	705
Long-term liabilities
Long-term debt	5	1,396	1,358
Provisions for contingencies and charges		35	33
Financial liabilities		61	111
Other liabilities		258	249
Deferred income tax liabilities		105	107
		2,641	2,563
Equity attributable to Shareholders
Capital stock		483	486
Contributed surplus		15	14
Retained earnings		608	615
Accumulated other comprehensive loss		(82)	(86)
		1,024	1,029
Non-controlling interest		134	136
Total equity		1,158	1,165
		3,799	3,728

1 As of March 31, 2012, $14 million of cash is reserved for the acquisition of Bird Packaging Limited closed on April 1, 2012. See note 6 on Subsequent event for more details.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	000000000	000000000	000000000
		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)		2012	2011
Sales		891	774
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $46 million; 2011–$36 million)		770	697
Selling and administrative expenses		94	77
Loss (gain) on disposals and others		(1)	1
Impairment charges and restructuring costs		–	4
Foreign exchange loss		1	–
Loss (gain) on derivative financial instruments		(2)	1
		862	780
Operating income (loss)		29	(6)
Financing expense		25	25
Foreign exchange loss (gain) on long-term debt and financial instruments		(2)	5
Profit (loss) before income taxes		6	(36)
Provision for (recovery of) income taxes		1	(14)
Share of results of associates and joint ventures		(2)	(8)
Net earnings (loss) from continuing operations including non-controlling interest for the period		7	(14)
Net earnings (loss) from discontinued operations for the period		(2)	6
Net earnings (loss) including non-controlling interest for the period		5	(8)
Net loss attributable to non-controlling interest		(1)	–
Net earnings (loss) attributable to Shareholders for the period		6	(8)
Net earnings (loss) from continuing operations per common share
Basic		$0.08	($0.15)
Diluted		$0.08	($0.15)
Net earnings (loss) per common share
Basic		$0.06	($0.08)
Diluted		$0.06	($0.08)
Weighted average basic number of common shares outstanding		94,497,766	96,606,421

Net earnings (loss) attributable to Shareholders:
Continuing operations		8	(14)
Discontinued operations		(2)	6
Net earnings (loss)		6	(8)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS

OF COMPREHENSIVE LOSS

	000000	000000	000000
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)		2012	2011
Net earnings (loss) including non-controlling interest for the period		5	(8)
Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries		(5)	(9)
Change in foreign currency translation related to net investment hedging activities		8	15
Income taxes		(1)	(2)
Cash flow hedges
Change in fair value of foreign exchange forward contracts		5	(1)
Change in fair value of interest rate swaps		3	1
Change in fair value of commodity derivative financial instruments		(2)	4
Income taxes		(3)	(1)
Actuarial loss on post-employment benefit obligations		(14)	–
Income taxes		4	–
Available-for-sale financial assets		(1)	–
Other comprehensive income (loss)		(6)	7
Comprehensive loss including non-controlling interest for the period		(1)	(1)
Comprehensive income (loss) attributable to non-controlling interest for the period		(1)	–
Comprehensive income (loss) attributable to Shareholders for the period		–	(1)

Comprehensive income (loss) attributable to Shareholders:
Continuing operations		2	(7)
Discontinued operations		(2)	6
Comprehensive income (loss)		–	(1)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	00000000	00000000	00000000	00000000	00000000	00000000	00000000	00000000
		For the 3-month period ended March 31, 2012
(in millions of Canadian dollars) (unaudited)		Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non- controlling interest	Total equity
Balance — Beginning of period		486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)		–	–	6	–	6	(1)	5
Other comprehensive income (loss)		–	–	(10)	4	(6)	–	(6)
		–	–	(4)	4	–	(1)	(1)
Dividends		–	–	(4)	–	(4)	–	(4)
Redemption of common shares		(3)	1	–	–	(2)	–	(2)
Acquisition of non-controlling interest		–	–	1	–	1	(1)	–
Balance — End of period		483	15	608	(82)	1,024	134	1,158

	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000
		For the 3-month period ended March 31, 2011
(in millions of Canadian dollars) (unaudited)		Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non- controlling interest	Total equity
Balance — Beginning of period		496	14	576	(37)	1,049	23	1,072
Comprehensive income (loss)
Net loss		–	–	(8)	–	(8)	–	(8)
Other comprehensive income		–	–	–	7	7	–	7
		–	–	(8)	7	(1)	–	(1)
Dividends		–	–	(4)	–	(4)	–	(4)
Stock options		–	(1)	–	–	(1)	–	(1)
Redemption of common shares		(1)	–	–	–	(1)	–	(1)
Balance — End of period		495	13	564	(30)	1,042	23	1,065

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS

OF CASH FLOWS

	For the 3-month periods ended March 31,

(in millions of Canadian dollars) (unaudited)	2012	2011
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	6	(8)
Net loss (earnings) from discontinued operations for the period	2	(6)
Net earnings (loss) from continuing operations	8	(14)
Adjustments for
Financing expense	25	25
Depreciation and amortization	46	36
Loss (gain) on disposals and others	(1)	1
Impairment charges and restructuring costs	–	4
Loss (gain) on derivative financial instruments	(2)	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	5
Provision for (recovery of) income taxes	1	(14)
Share of results of associates and joint ventures	(2)	(8)
Net loss attributable to non-controlling interest	(1)	–
Net financing expense paid	(15)	(17)
Income taxes paid	(4)	(3)
Others	(5)	(2)
	48	15
Changes in non-cash working capital components	(24)	(27)
	24	(12)
Investing activities from continuing operations
Purchase of investments in associates and joint ventures	(19)	(2)
Purchase of property, plant and equipment	(48)	(35)
Proceeds on disposal of property, plant and equipment	5	–
Cash reserved for business acquisition	(14)	–
Change in other assets	(4)	(8)
	(80)	(45)
Financing activities from continuing operations
Bank loans and advances	6	4
Change in revolving credit facilities	81	51
Purchase of senior notes	(3)	–
Payments of other long-term debt	(23)	(2)
Redemption of common shares	(2)	(1)
Dividends paid to Corporation’s Shareholders	(4)	(4)
	55	48
Change in cash and cash equivalents during the period from continuing operations	(1)	(9)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	–	13
Net change in cash and cash equivalents during the period	(1)	4
Cash and cash equivalents—Beginning of period	12	6
Cash and cash equivalents—End of period	11	10

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards “IFRS”; however, the chief operating decision-maker (“CODM”) uses this performance measure for assessing the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2011.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance and is therefore the CODM.

In 2012, the Corporation changed the structure of its internal organization in a manner that caused the composition of its reportable segment to change. As a result, the Corporation modified its segmented information disclosure for the current period and restated prior periods. Containerboard and Boxboard North American manufacturing and converting activities are now presented within one segment. Boxboard European activities are reported as a separate segment.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which consists of the packaging products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2012	2011
Packaging products
Containerboard	284	344
Boxboard Europe	204	62
Specialty Products	202	202
Intersegment sales	(18)	(27)
	672	581
Tissue Papers	229	199
Intersegment sales and others	(10)	(6)
Total	891	774

	Operating income (loss) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2012	2011
Packaging products
Containerboard	24	13
Boxboard Europe	13	4
Specialty Products	11	7
	48	24
Tissue Papers	33	10
Corporate	(6)	(4)
Operating income before depreciation and amortization	75	30
Depreciation and amortization	(46)	(36)
Financing expense	(25)	(25)
Foreign exchange (loss) gain on long-term debt and financial instruments	2	(5)
Profit (loss) before income taxes	6	(36)

	PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,

(in millions of Canadian dollars) (unaudited)	2012	2011
Packaging products
Containerboard	14	8
Boxboard Europe	5	1
Specialty Products	3	6
	22	15
Tissue Papers	8	6
Corporate	3	2
Total purchases	33	23
Proceeds on disposal of property, plant and equipment	(5)	–
	28	23
Purchase of property, plant and equipment included in trade and other payables
Beginning of period	25	18
End of period	(10)	(6)
Purchase of property, plant and equipment net of proceeds on disposal	43	35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the 3-month period ended March 31, 2012

(tabular amounts in millions of Canadian dollars, except per share amounts)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 9, 2012.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2011, except that taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

In Q1 of 2012, the Corporation classified volume rebates of $17 million as Accounts receivable. As a result of this classification, the Corporation has reclassified volume rebates that were previously classified within the line, Provisions for contingencies and charges to the line Accounts receivable for the comparative periods, resulting in a reclassification adjustment of $21 million as at December 31, 2011. As at December 31, 2011, the Corporation also reclassified an amount of $18 million from Deferred income tax liabilities to Deferred income tax asset.

NOTE 3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires mangement to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of information were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011.

NOTE 4

DISCONTINUED OPERATIONS

a)

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim.

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2012	2011
Results of the discontinued operations of Dopaco
Sales	–	106
Cost of sales and expenses (excluding depreciation and amortization)	–	90
Depreciation and amortization	–	4
Other expenses and specific items	(3)	8
Profit (loss) before income taxes of discontinued operations	(3)	4
Income taxes	1	(2)
Net earnings (loss) from discontinued operations	(2)	6
Net earnings (loss) from discontinued operations per common share
Basic and diluted	($0.02)	$0.07

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2012	2011
Net cash flows of discontinued operations of Dopaco
Cash flows from (used for):
Operating activities	–	17
Investing activities	–	(1)
Total	–	16

b)	In 2011, the Corporation also paid $3 million in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2006.

NOTE 5

LONG-TERM DEBT

(in millions of Canadian dollars)	Maturity	March 31, 2012	December 31, 2011
Revolving credit facility, weighted average interest rate of 3.19% as at March 31, 2012, consists of $280 million; US$39 million and €33 million (December 31, 2011—$196 million; US$42 million and €33 million)	2015	363	282
7.25% Unsecured senior notes of US$9 million	2013	9	9
6.75% Unsecured senior notes of US$6 million (US$9 million at December 31, 2011)	2013	6	9
7.75% Unsecured senior notes of $200 million	2016	198	198
7.75% Unsecured senior notes of US$500 million	2017	494	503
7.875% Unsecured senior notes of US$250 million	2020	246	251
Other debts of subsidiaries		42	61
Other debts without recourse to the Corporation		111	112
		1,469	1,425
Less: Unamortized financing costs		17	18
Total long-term debt		1,452	1,407
Less:
Current portion of 7.25% Unsecured senior notes		9	–
Current portion of debts of subsidiaries		13	12
Current portion of debts without recourse to the Corporation		34	37
		56	49
		1,396	1,358

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). No gain or loss resulted from this transaction.

NOTE 6

SUBSEQUENT EVENT

On April 1, 2012, the Corporation acquired all of the shares of Bird Packaging Limited (Bird) located in Ontario for a cash consideration $15 million. The transaction also includes debt assumption of $3 million. Bird’s assets include containerboard converting equipment as well as warehouses located in Guelph, Kitchener and Windsor. This acquisition is part of the Containerboard segment. As of the issuance date of these unaudited condensed interim consolidated financial statements, the accounting for this acquisition was not complete. Therefore, the Corporation is unable to disclose the preliminary fair values of acquired identifiable assets and assumed liabilities and any goodwill that may be recognized and the required pro forma financial disclosures.